[redacted]

08028739

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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..NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road, Suite 500
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Brophy (443) 276-0578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000	Kansas City,	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Brophy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Sworn and Subscribed to before me this day 26th of February 2008.

Stephanie R. Saturni
Notary Public
My Commission Expires 10/1/2010

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rydex Distributors, Inc.
(A Wholly Owned Subsidiary of Rydex Holdings, Inc.)

Statement of Financial Condition

December 31, 2007

Contents

0802-0917693

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rydex Distributors, Inc.

We have audited the accompanying statement of financial condition of Rydex Distributors, Inc. (the Company), a wholly owned subsidiary of Rydex Holdings, Inc., as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 27, 2008

Rydex Distributors, Inc.
(A Wholly Owned Subsidiary of Rydex Holdings, Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 18,072,773
Investment securities, including investments in affiliated mutual funds, at fair value	3,078,348
Fees and expenses receivable from Rydex Funds	1,182,695
Due from affiliated companies	203,935
Other receivables	221,952
Prepaid fees	904,122
Property and equipment, net	214,987
Deposit with clearing broker	100,000
Other assets	211,033
Total assets	$ 24,189,845
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 86,514
Accrued compensation	1,444,320
Accrued expenses	228,037
Income taxes payable	491,381
Accrued commissions and distribution costs	5,225,106
Due to affiliated companies	526,133
Total liabilities	8,001,491
Stockholder's equity:	
Voting common stock, no par value; 1,000 shares authorized, issued, and outstanding	8,407,409
Nonvoting common stock, par value $.0001; 100,000 shares authorized, issued, and outstanding	10
Retained earnings	7,780,935
Total stockholder's equity	16,188,354
Total liabilities and stockholder's equity	$ 24,189,845

See accompanying notes.

Rydex Distributors, Inc.
(A Wholly Owned Subsidiary of Rydex Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Summary of Significant Accounting Policies

General

Rydex Distributors, Inc. (the Company), a wholly owned subsidiary of Rydex Holdings, Inc. (the Parent), is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has offices in Rockville, Maryland, and Chicago, Illinois. The Company serves as distributor for the Rydex Series Funds, Rydex Dynamic Funds, and Rydex Variable Trust (the Rydex Funds), as well as the Rydex ETF Trust and the Rydex Currency Trust.

Additionally, the Company acts as an introducing broker/dealer. Customer accounts are carried by a clearing broker/dealer on a fully disclosed basis. The Company earns transaction and asset based fees based on customer activities and pays the clearing broker/dealer fees for processing customer activity and maintaining the accounts.

Revenue Recognition

The Company receives a mutual fund service fee from Rydex Variable Trust for providing shareholder services and, in turn, compensates service providers who have entered into agreements with the Company to provide such services. Rydex Fund Services, Inc. (Services), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties that are in excess of the amount received by the Company. These revenues and expenses are recorded as the services are provided.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of these funds. A portion of these fees is paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds. These revenues are recorded monthly based on monthly average daily net assets.

The Company receives mutual fund promotion fees from PADCO Advisors, Inc. (Advisors) for services in connection with the promotion of Advisors, PADCO Advisors II (Advisors II), and the Rydex Funds. Those services include maintaining a national service operation that promotes the Rydex Funds to the registered investment advisors and broker/dealers that recommend and sell the Rydex Funds. These fees are calculated based on a cost plus fee basis and are recorded as services are provided.

1. Organization and Summary of Significant Accounting Policies (continued)

Redemption fees are recorded as earned based on the early redemption of the shares of certain affiliated investment companies.

Dealer commission income is accrued monthly, based on the transactions processed through the Company's clearing broker/dealer.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company had bank deposits in excess of insured limits of $6,128,195 at December 31, 2007. The Company believes it is not exposed to any significant credit risk on cash. The Company had $10,562,021 invested in affiliated money market mutual funds at December 31, 2007.

Investment Securities

The Company's investment securities are stated at fair value based on published market prices. The specific-identification method is used to determine cost in computing realized gains and losses.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded on a straight-line basis over the useful lives of the assets which range from five to seven years. Depreciation on leasehold improvements is recorded on a straight-line basis over the shorter of the lease term or the useful life of the improvements. Depreciation of software is recorded on a straight-line basis over three years.

1. Organization and Summary of Significant Accounting Policies (continued)

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors for distribution services. Some of these distribution service fees are paid in advance. The prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

Deposit With Clearing Broker

National Financial Services Corporation (NFSC) requires $100,000 on deposit in an escrow account to engage its services. NFSC is a broker and dealer registered with the Securities and Exchange Commission (the SEC) and engages in the business of executing and clearing transactions and carrying the accounts of brokers and dealers and their customers.

Income Taxes

The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company files federal and state income tax returns on a separate company basis.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. FIN 48 requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more likely than not" (i.e., greater than 50%) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year.

1. Organization and Summary of Significant Accounting Policies (continued)

Implementation of FIN 48 requires management of the Company to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for exam by taxing authorities (i.e., the last four tax year-ends and the interim tax period since then). The Company has no examinations in progress.

For all open tax years and all major taxing jurisdictions through the end of the reporting period, management of the Company has reviewed all tax positions taken or expected to be taken in the preparation of the Company's tax returns and concluded the adoption of FIN 48 resulted in no impact to the Company's statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning January 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

2. Affiliated Companies

The Parent also owns 100% of Advisors which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds that are part of a mutual fund complex registered with the Securities and Exchange Commission under the Investment Company Act of 1940; 100% of Services which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100% of Advisors II which provides management advisory services to the Rydex Variable Trust, the Rydex ETF Trust, and the Rydex Currency Trust.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third parties for providing such services. The Company is reimbursed by Services for the portion of the fees that it pays to third parties that is in excess of the fees received from Rydex Variable Trust.

At December 31, 2007, the Company invested $10,562,021 in a money market mutual fund and $2,806,404 in other mutual fund investments sponsored by Advisors.

The Company receives some of its services from its affiliates, which provide the use of its employees, facilities, and utilities. A summary of amounts due from and payable to affiliated companies at December 31, 2007, is as follows:

Due from affiliated companies:	
PADCO Advisors, Inc.	$ 182,631
PADCO Advisors II, Inc.	14,316
Rydex Holdings, Inc.	6,988
	$ 203,935
Due to affiliated companies:	
Rydex Fund Services, Inc.	$ 526,133
	$ 526,133

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

3. Property and Equipment

Property and equipment at December 31, 2007, are summarized as follows:

Category (useful life)	
Equipment (five years)	$ 396,392
Furniture (seven years)	9,791
Software (three years)	186,730
Leasehold improvements (term of lease)	5,932
	598,845
Accumulated depreciation and amortization	(383,858)
	$ 214,987

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland and Illinois.

Future minimum payments under these noncancelable leases are as follows for years ending December 31:

2008	$ 98,479
2009	102,418
2010	34,583
Total minimum rental payments	$ 235,480

5. Income Taxes

As of December 31, 2007, the Company recognized net deferred income tax assets in the amount of $174,171, which are included in other assets on the statement of financial condition. These assets represent the temporary differences arising from the different methods of accounting for accrued vacation pay, unrealized securities losses, and depreciation expense used by the Company for tax and statement of financial condition presentation. The gross carrying amounts for deferred income tax assets and liabilities as of December 31, 2007, are as follows:

Deferred income tax asset	$ 201,362
Deferred income tax liability	27,191
Net deferred income tax asset	$ 174,171

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $12,776,303, which was $12,242,870 in excess of its required net capital of $533,433. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1 at December 31, 2007.

The Company is exempt from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(2)(ii) thereof.

7. Retirement Plan

The Company has a qualified 401(k) plan that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

8. Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company is involved in a dispute with a former member of senior management (the Senior Manager) regarding the termination of his employment and his rights, if any, under the Value Participation Plan (the Plan). The Plan is a senior management compensation plan sponsored by the Parent. On or about August 1, 2007, the Senior Manager filed a complaint against the Parent and the Company. In his complaint, the Senior Manager alleged, among other things, that representatives of the Company had orally promised that he would be issued additional units under the Plan. On or about August 14, 2007, the Company terminated the Senior Manager's

8. Contingencies (continued)

employment. In an Amended Complaint, the Senior Manager alleges, among other things, that he was improperly terminated for "cause" and is therefore entitled to retain the units previously issued to him and is also entitled to severance pay. The Amended Complaint also adds the Company, Security Benefit Corporation, and Security Benefit Life Insurance Company (see Note 9) as additional defendants. The Amended Complaint adds counts of defamation against the Parent and intentional interference with contractual relations against the Security Benefit entities. The Parent and the Company have filed a Motion to Dismiss the Complaint. Management of the Parent and the Company believes that the claims are subject to meritorious defenses and will be vigorously defended. No liability has been accrued in this statement of financial condition, as payment is not currently probable or estimable.

9. Subsequent Event

On June 28, 2007, the Parent reached an agreement with Security Benefit Corporation and Security Benefit Life Insurance Company (collectively, SB), wherein the Parent and its subsidiaries (including the Company) were sold to SB on January 17, 2008.